November 12, 2010

VIA EDGAR

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549-3030

Re:	BioCancell Therapeutics Inc.
Registration Statement on Form S-1
File No. 333-162088

Dear Mr. Riedler:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the acceleration request letter previously filed by BioCancell Therapeutics Inc. (the “Company”) with Commission on November 3, 2010, the Company hereby revises such letter and requests acceleration of the effective date of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”) to 5:15 p.m., Eastern Time on Friday, November 12, 2010, or as soon thereafter as practicable.

     In connection with the foregoing, the Company hereby reconfirms its acknowledgement the following:

•
should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BioCancell Therapeutics Inc.

By:  /s/ Uri Danon
Uri Danon, Chief Executive Officer